WITHDRAWAL OF REGISTRATION STATEMENT

Himalaya Technologies, Inc.

1E Erie St, Ste 525 Unit #2420

Chicago, IL 60611

(212)731-4806

November 24, 2021

Securities and Exchange Commission Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren Nguyen

RE:	Himalaya Technologies, Inc
Registration Statement on Form 10-12g
File No. 000-55282

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Himalaya Technologies, Inc., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Registration Statement on Form 10-12g (File No. 000-55282), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Registration Statement because the Company has determined that disclosures required in connection with an SEC comment letter cannot be completed prior to the automatic effective date of November 26, 2021. The Company staff is currently working on these disclosures and will file a new Registration Statement on Form 10-12g. including the required disclosures. The Registration Statement has not been deemed effective and no securities covered by the Registration Statement have been newly issued or sold.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s CEO, Vikram Grover at (212)731-4806.

Very truly yours,

/s/ Vikram Grover

Vikram Grover

Chairman and

Chief Executive Officer